SHIN CORPORATION

05012702

RECEIVED

2005 NOV 21 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 11, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 125/2005 and SH 126/2005**

Subject: 1. The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2005

2. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2005 in relation to Appointment of Auditors

Date: November 11, 2005

Attachment: Submission of the Reviewed Financial Statements for the third quarter of Year 2005 and Management's Discussion and Analysis for the third quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

NOV 23 2005

THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

SH 127/2005

November 11, 2005

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 4/2005

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.4/2005 to purchase ordinary shares of the Company as follows:

1. Period for notifying the exercise of SHIN-W1 No.4/2005
   Date: November 23 - 29, 2005
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: November 30, 2005
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1 ordinary share
   Exercise price: Baht 20.50 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
      1) For Natural Persons - Certified true copy of the identification card or passport.
      2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
      3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

   4.5 Power of Attorney affixed with stamp duty (if any).

5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 5206, 5221

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

SH 126/2005

November 11, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2005 in relation to Appointment of Auditors

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 6/2005 held on November 11, 2005 at 15.30, Anantara Resort & Spa, Hua Hin, Prachuabkhirikhan, has made a resolution on the following matters:

1. Certified the minutes of the board of directors' meeting no. 5/2005 held on August 11, 2005.

2. Approved the balance sheets, statement of income, and cash flow statements for the third quarter of 2005 ended September 30, 2005.

3. Approved the appointment of the following auditors of PriceWaterhouseCoopers ABAS Ltd. as the Company's auditors for 2006:
   - Mr. Suchart Luengsuraswat CPA. No. 2807
   - Ms. Nangnoi Charoenthaveesub CPA. No. 3044
   - Mr. Suwannee Bhuripanyo CPA No. 3371
   - Mr. Prasit Yuengsrikul CPA. No. 4174

   One of these persons will be responsible for conducting the audit and giving comments on the Company's financial statements. The Audit fees for 2006 of the Company are up to Baht 2.31 Million, subject to the approval of the 2006 Annual General Meeting of Shareholders.

Corporate Milestones

Increased the flexibility of ADVANC's dividend payments

The debenture holders' meeting on 22 September 2005 approved the payment of dividends to shareholders over 40% of net profit, on the condition that ADVANC must receive at least an "**AA**" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

OK increased its share capital to underline business growth

In September 2005, Capital OK, a joint venture of SHIN, increased its additional share capital from Baht 1,500 million to Baht 2,000 million in order to finance future growth. SHIN paid its portion of 60% or Baht 300 million of the additional share capital.

Kantana & Tripop continue to be in business alliance with ITV

Both strategic partners of ITV could not reach an agreement over the share offering to strategic partners through a resolution of the share holders meeting of ITV. However, both partners have continued their business alliance with ITV.

Business Summary

Wireless Communications Business

Joint venture with DoCoMo to increase potential of mPAY

Advanced Mpay Co., Ltd. (mPAY), a subsidiary of ADVANC, now has a joint venture partner from Japan "NTT DoCoMo Inc."(DoCoMo), who is a specialist in value added services, to increase the potential of mPAY. mPAY enables customers to conveniently make secured payments through mobile devices for their daily-life transactions such as goods and services, utilities bill payments, online shopping, etc.

Oil price affects consumers' behavior

Due to the impact from the oil price surge over the period, consumer spending has been cautious. In addition, ADVANC launched a tactical price plan which impacted the decrease in service revenues of 3Q05. At the end of 3Q05, ADVANC recorded 16,093,200 cellular phone subscribers; 2,078,400 are postpaid (GSM Advance and GSM 1800) subscribers, and 14,014,800 are prepaid (1-2-Call!) subscribers.

Satellite and International Businesses

Transponder Leasing and Related Business

IPSTAR-1 passed in-orbit test and had official opening of its Thailand gateway

The Thaicom 4 (IPSTAR) satellite passed its in-orbit test in the middle of October and on 26 October 2005, SATTEL held the "IPSTAR Gateway Opening" for the official inauguration of its Thailand gateway. The opening of the next five gateways in Vietnam, Australia, New Zealand and Myanmar will be held later in November 2005. SATTEL plans to roll out the rest of the gateways for the full operation in fourteen countries starting in the major markets, e.g. Indonesia, Malaysia, China and India.

Regarding the Thaicom 5 project, SATTEL has selected Arianespace to provide the launch the satellite. Meanwhile, the construction has kept to the planned schedule.

Internet Business

Regarding Internet access services, CSL had an increase of revenue from leased lines and broadband services. Furthermore, customers can now conveniently purchase services via 1-2-Call! For the additional services, CSL also offers spam filtering, virus scans and multi-mode options. CSL can thus differentiate itself from its competitors.

Telephone Business in Foreign Countries

2.2 MUSD capital injection to Camshin

In 3Q05, SATTEL injected USD 2.2 million of equity into Camshin for the expansion of its GSM network in provincial areas of Cambodia. Telephone markets in Cambodia and Laos have been growing. The growth is dominated by prepaid mobile subscribers.

Broadcasting Business

Improvement in Ad Spending, Audience Share and TV Ratings

In 9M05, ITV showed the following improvements in Ad Spending, Audience Share and TV Ratings compared to the same period last year:

- Ad Spending Share increased from 15.2% to 18.6%
- Audience Share increased from 10.7% to 12.2%
- TV Rating increased, especially in Prime Time (18.00-22.30), from an average of 2.35 to 2.96

Airline Business

Two new international routes

In 3Q05, TAA operated a total of 13 routes of which 6 were international routes. In October and November 2005, TAA provided two new routes, Bangkok – Hanoi and Bangkok – Phnom Penh. Thus, TAA currently operates a total of 15 routes. Moreover, in October 2005, TAA had 1 additional airplane. At present, TAA has 7 airplanes in service.

Consumer Finance Business

Launched new cash card: "OK Cash Card"

In 3Q05, Payment Solution Company Limited, a subsidiary of OK, introduced a new electronic cash card ("OK Cash Card") which is a prepaid card. OK Cash Card was formally launched in October.

In 9M05, OK continued to grow and had 570,000 accounts with a total of Baht 7,900 million, of which approximately 70% were personal loans.

Operating Results

Selected financial information

Unit: Million Baht

	3Q05	% Inc(Dec) QoQ	% Inc(Dec) YoY	9M05	%Inc(Dec) YoY
Net profit	1,977	(3.9)	(10.3)	6,427	(1.2)
Share of net result	1,974	(5.9)	(12.5)	6,507	(2.1)
Basic EPS (Baht)	0.66	(4.3)	(12.0)	2.12	(2.7)

Net Profit

In 3Q05, SHIN's net profit decreased 3.9% from Baht 2,058 million in 2Q05 to Baht 1,977 million, and decreased 10.3% from Baht 2,203 million in 3Q04. The net profit of 9M05 decreased 1.2% from Baht 6,504 million in 9M04 to Baht 6,427 million. This was mainly due to the decrease in the share of the net results from investments.

Share of the net results from investments

In 3Q05, the share of the net results from subsidiaries, joint ventures and associates decreased by 5.9% from Baht 2,099 million in 2Q05 to Baht 1,974 million, and decreased by 12.5% from 3Q04 or from Baht 2,256 million. The share of the net results of 9M05 decreased 2.1% from Baht 6,644 million in 9M04 to Baht 6,507 million. The main reasons were as follows:

Details of share of the net results Unit: Million Baht

	% Held*	Share of net profit (loss)					% Change		
		3Q05	2Q05	3Q04	9M05	9M04	Compared to 2Q05	Compared to 3Q04	Compared to 9M04
ADVANC	42.8	1,891	1,787	2,261	5,980	6,588	5.8	(16.4)	(9.2)
SATTEL	41.3	59	259	52	423	273	(77.1)	13.6	55.2
ITV	52.9	69	108	6	242	(8)	(36.5)	1,056.7	3,257.9
OK	60.0	(55)	(78)	(38)	(172)	(58)	30.0	(44.0)	(197.3)
TAA	50.0	1	1	(43)	(6)	(109)	(9.4)	102.1	94.7
Others		9	22	18	39	(42)	(59.2)	(49.7)	192.4
Total		1,974	2,099	2,256	6,507	6,644	(5.9)	(12.5)	(2.1)

* *As at 30 September 2005*

Share of the net result from ADVANC QoQ rose slightly while YoY dropped from intense market competition & the impact of oil price

ADVANC: The share of the net result from ADVANC increased from Baht 1,787 million in 2Q05 or 5.8% to Baht 1,891 million in 3Q05, which was mainly from the decrease in SG&A and corporate tax, and decreased from Baht 2,261 million in 3Q04 or 16.4%. For 9M05, there was a decrease of 9.2% in the share of the net result from Baht 6,588 million in 9M04 to Baht 5,980 million. These decreases were primarily from a drop in revenue due to intense market competition and the impact of the high oil price. (For more details, see MD&A of ADVANC page 4-8)

Recorded other income from insurance proceeds of Thaicom 3

SATTEL: The share of the net result from SATTEL dropped 77.1% from Baht 259 million in 2Q05 to Baht 59 million in 3Q05 but increased 55.2% from Baht 273 million in 9M04 to Baht 423 million. These fluctuations were primarily due to a result of recording the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as other income, the related corporate tax was Baht 324 million and the impairment for Thaicom 3 in the amount of Baht 400 million in 2Q05. Excluding such transactions, the share of the net result from SATTEL in 3Q05 decreased 40.4% from the net result in 2Q05.

However, the share of the net result from SATTEL increased 13.6% from Baht 52 million in 3Q04. This was due to a lower provision for doubtful expenses for Thaicom services and other businesses in 3Q04 while in 3Q05 there were marketing expenses relating to the IPSTAR launching ceremony held on 11 August 2005 and other advertising media such as TV and billboards. (For more details, see MD&A of SATTEL page 8-13)

Dramatic increase in the share of the net result YoY from ITV due to a huge increase in revenue

ITV: The share of the net result from ITV decreased 36.5% from Baht 108 million in 2Q05 to Baht 69 million in 3Q05 due to the low season of the industry. However, when compared to 3Q04, the share of the net result dramatically increased from the share of the net gain of Baht 6 million. For 9M05, the share of the net result sharply increased from the net loss of Baht 8 million in 9M04 to the net gain of Baht 242 million as a result of increased revenue since ITV improved their Audience Share and TV Rating. (For more details, see MD&A of ITV, page 14-16)

OK: The share of the net loss from OK decreased 30.0% from the share of net loss of Baht 78 million in 2Q05 to the share of net loss of Baht 55 million in 3Q05. The decrease in the net loss was a result of higher revenue and lower allowance for doubtful accounts. This was due to the change in the allowance for doubtful policy and OK adjusted the excess of this allowance. however, the net loss increased from 3Q04 due to the pre-operation during that period.

TAA: The share of the net result of TAA was stable at the net gain of Baht 1 million as in 2Q05 and increased 102.1% from the net loss of Baht 43 million in 3Q04. This was mainly from gains in operations.

Financial Position

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 756 million from Baht 36,535 million as of 31 December 2004 to Baht 37,291 million as of 30 September 2005. SHIN had a cash inflow from additional share capital in the amount of Baht 906 million raised from the exercise of warrant SHIN-W1. Also, there was an increase from unrealized gain on dilution from investments of Baht 374 million and from the rising share of the net result from operating profit of Baht 6,427 million, while retained earnings dropped due to the payment of 2H04 and 1H05 dividend at the total amount of Baht 6,983 million in 9M05.

Cash Flow

As at 3Q05, SHIN's cash and cash equivalent was Baht 1,718 million which had dropped by Baht 134 million from YE04. The details are as follows:

In 9M05, SHIN had a cash outflow from operating activities in the amount of Baht 431 million compared to Baht 44 million in 9M04. The increase in cash outflow was mainly due to the repayment of interest on a debenture of Baht 469 million which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

SHIN had a cash inflow from investment activities in the amount of Baht 6,593 million from the dividend receipt of Baht 7,207 million while having a cash outflow to additional investment in OK of Baht 600 million.

SHIN had a cash outflow from financing in the amount of Baht 6,296 million mainly from

- the payment of dividends in the amount of Baht 6,654 million
- the early redemption of debentures in the amount of Baht 2,698 million
- received from the share capital of SHIN in the amount of Baht 907 million
- received from a net short-term loan of Baht 2,150 million.

Capital Structure and Liquidity

As of 30 September 2005, SHIN's liquidity ratio was 0.80x compared to 34.36x at 31 December 2004. This was due to an increase in a short-term loan to redeem the debenture and interest early.

However, the debt to equity ratio was 0.06x at 30 September 2005, decreased from 0.09x at 31 December 2004. SHIN considered this enough for other potential investments.

Management's Discussion and Analysis: Advanced Info Public Company Limited

Overview

As at 3Q05, the Company and its subsidiaries (the Group) had the total of 16,093,200 mobile phone subscribers, comprising of 2,078,000 postpaid subscribers on GSM Advance and GSM 1800 and 14,014,800 prepaid subscribers on 1-2-Call!. The subscriber base grew 278,700 or 1.8% due mainly to an increase in 1-2-Call! subscribers.

In 3Q05, a Subsidiary " Advanced Mpay Co., Ltd." (mPAY) had a joint venture partner from Japan "NTT DoCoMo Inc."(DoCoMo) to operate the mobile electronic payment system. mPAY enables customers to conveniently make secured payment through mobile devices for their daily-life transactions such as good and services, utilities bill payment, online shopping, etc.

The continuous surge in oil price putting pressure on consumer spending and the impact of market price competitions in 2Q05 contributed to weaker service revenue in this quarter. Moreover, third quarter has long been the seasonally weakest quarter in the year. The Group generated total revenue of Baht 22,219 million for the period of 3Q05, a fall of 0.4% QoQ and 6.8% YoY.

Net profit of 3Q05 increased 5.9% because of a decline in SG&A together with corporate tax

The Group recorded its net profit of Baht 4,415 million for 3Q05, an increase of 5.9% from previous quarter. The profit increase mainly owed to a drop in selling and administrative expense and corporate income tax.

For the nine-month period, the Group showed the net profit of Baht 13,953 million, down 9.1% compared to the same period of previous year. Total revenue declined 5.2% YoY while total cost increased slightly by 0.5%. However, selling and administrative expense, interest expense, and corporate tax in total declined 14.9%.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	3Q05	% Change QoQ	% Change YoY	9 Months	% Change YoY
Total Revenue	22,219	(0.4%)	(6.8%)	68,249	(5.2%)
Total Cost	13,435	3.1%	1.6%	39,463	0.5%
Gross Margin	8,784	(5.3%)	(17.2%)	28,786	(12.1%)
SG&A	2,433	(8.3%)	(7.8%)	7,468	(8.6%)
Net Profit	4,415	5.9%	(16.2%)	13,953	(9.1%)
Diluted EPS (Baht)	1.50	6.4%	(16.2%)	4.74	(9.0%)

Total Revenue

The Group generated total revenue of Baht 22,219 million in 3Q05, down 0.4% from that of 2Q05 and down 6.8% from that of 3Q04, due mainly to the decline of services revenue. For the nine-month period of 3Q05, total revenue was Baht 68,249 million, a decrease of 5.2% from the same period of last year.

Lower service revenue mainly due to price competitions

- Revenue from services and equipment rentals

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 3Q05, mobile service revenue was Baht 18,989 million, a decrease of 4.0% from that of 2Q05. The fall in revenue was due to price competitions during 2Q05, weak market subscriber additions and seasonally weak period of the year. When compared to 3Q04, service revenue decreased by Baht 1,955 million or 9.3% YoY due mainly to the intensive price competition during 2Q05.

For the nine-month period service revenue was Baht 59,956 million, down by 4.6% from the same period of last year. Price competitions and weaker-than-expected market net additions had contributed to the lower revenues.

Sales Revenues up 27.8%

- Revenue from sales

Handset and accessory sales were major components in revenue from sales. In 3Q05, sales revenue were Baht 3,230 million, increased by Baht 703 million or 27.8% from 2Q05, and up by Baht 335 million or 11.6% compared to 3Q04. As the Group was selected as main authorized handset dealer from Nokia, revenue from sales was up starting from ended of 2Q05.

For the nine-month period, revenue from sales was Bath 8,293 million reduced by 9.4% from the same period of last year. The decrease in handset sales was a result of slower demand of handset market pushing down sales volume.

Total Cost

Total cost was Baht 13,435 million in 3Q05, increased by Baht 400 million from higher cost of handsets. When compared to 3Q04, total cost increased by Baht 206 million. Total cost for the nine-month period was Baht 39,463 million, being up Baht 211 million or 0.5% from the same period of last year.

Higher cost driven mainly by higher network amortization

- Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 6,082 million in 3Q05, rose slightly by 0.3% from 2Q05 and 6.8% compared to 3Q04. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the nine-month period cost of services and equipment rentals rose by 8.6% from the same period of last year.

- **Concession fee and excise tax**

Concession fee and excise tax were Baht 4,455 million in 3Q05, decreasing by Baht 199 million from previous quarter and Baht 505 million from 3Q04.

For the nine-month period, concession fee and excise tax dropped 5.4% from the same period of last year in accordance with the decline in revenue from mobile service.

- **Cost of Sales**

Cost of sales was Baht 2,898 million, increased by Baht 581 million or 25.1% from prior period and increased by Baht 322 million or 12.5% compared to 3Q04 which was in-line with revenue from handsets sales. For the nine-month period, cost of sales dropped by Baht 409 million or 5.2% from the same period of last year.

SG&A fell 8.3% QoQ from lower marketing expense and allowance for doubtful account

Selling and Administrative expenses

Total selling and administrative expenses (SG&A) were Baht 2,433 million in 3Q05, accounted for 11.0% of total revenue. The SG&A decreased by Baht 220 million or 8.3% from that of 2Q05. Marketing expense dropped by Baht 183 million, allowance for doubtful account declined by Baht 143 million, while staff costs increased by Baht 74 million. Comparable with 3Q04, SG&A decreased by Baht 207 million or 7.8%.

For the nine-month period, SG&A decreased by Baht 702 million or 8.6% from the same period of last year. The main reasons were from marketing expense and allowance for doubtful account decreased by Baht 596 million and Baht 237 million respectively while staff cost increased by Baht 141 million.

Lower Income tax from lower taxable profit

Income Tax

In 3Q05, corporate income tax was Baht 1,711 million, down by Baht 449 million or 20.8% from that of 2Q05. Compared to 3Q04, it decreased by Baht 576 million or down 25.2%. For the nine-month period corporate tax decreased by Baht 1,499 million or 18.5% from the same period of last year. Apart from lower profit from operation, the declined tax was a result of introduction of cash card in September 2005. The introduction has changed timing of revenue recognition for tax calculation from at the point of card sales from the Company previously to when customers activate the cards to refill on their mobile phone accounts.

Net Profit

Net profit in 3Q05 increased 5.9% from that of 2Q05, and dropped by 16.2% compared to 3Q04. For the nine-month period, net profit decreased 9.1% from the same period of last year.

Total assets decreased 3.3% from YE04 due to drop in cash and cash equivalent

Financial Position

Assets

At the end of this quarter, total assets were Baht 117,120 million, decreased by Baht 4,047 million or 3.3% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 14.2% and 85.8% respectively.

Table 2: Major assets component

	30 September 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	16,595	14.2%	19,118	15.8%
Plant, Property and Equipment, net (incl. Computer Software)	10,096	8.6%	11,618	9.6%
Assets under concession agreements, net	76,886	65.6%	75,658	62.4%
Other non current assets	13,543	11.6%	14,774	12.2%

- Current Assets

As at September 2005, current assets dropped by Baht 2,523 million or down 13.2% from YE04. This was mainly from the significant declining of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 7,382 million. Net trade account receivable decreased by Baht 663 million resulted from lower post-paid subscribers. Inventory increased by Baht 377 million.

Total liabilities decreased 3.9 % from YE04,

Liabilities

Total liabilities were Baht 51,028 million at end of 3Q05, decreased by Baht 2,053 million or 3.9% from YE04.

Table 3: Major liabilities component

	30 September 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	16,094	31.6%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax	8,390	16.4%	7,017	13.2%
Long-term borrowings and debentures, net[1]	26,449	51.8%	29,521	55.6%
Other non-current liabilities	95	0.2%	119	0.2%

[1] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at September 2005, other current liabilities decreased by Baht 329 million or 2.0% from YE04. During this period, the Group made a new short-term loan from bank of Baht 1,500 million. Income tax payable dropped by Baht 3,105 million as the payment of corporate tax was due in August 2005. Trade account payable was up Baht 1,152 million.

- Concession right payable, accrued concession fee and excise tax

As at September 2005, current portion of concession right payable and accrued concession fee and excise tax accounted for Baht 8,390 million, up by Baht 1,373 million or 19.6%. As the annual concession fee payment for postpaid revenue is due in the month of November each year, the balance of accrued concession fee as at second and third quarter are usually higher than the balance at the end of forth quarter.

- Long-term borrowings and debentures, net

As at September 2005, net long-term borrowings and debentures were Baht 26,449 million, a decrease of Baht 3,073 million or 10.4% from YE04. For the nine-month period ended September 2005, the Group made a total repayment for long-term debentures of Baht 3,000 million. . The current portion of long-term debentures and borrowings were Baht 4,243 million and the portion over 1 year amounted to Baht 22,206 million. The current portion and the portion over 1 year represented 16.0% and 84.0% of total long-term debentures and borrowings, respectively.

Total Equities fell down by 2.9% from YE04 due to two dividend payments

Shareholders' Equities

As at September 2005, the Group had total equity of Baht 66,093 million, decreased by Baht 1,994 million or 2.9% from YE04. Net income for the nine-month period was Baht 13,953 million.

The Company declared its dividend payment for the performance of second half of 2004 at 2.60 Baht per share in total of Baht 7,653 million which was paid on April 11, 2005. During the third quarter, the Company declared an interim dividend payment for the performance of first half of 2005 at 3.00 Baht per share in total of Baht 8,839 million, which was paid on September 6, 2005.

During the first quarter of 2005, in accordance with SEC regulations, the Company took a capital reserve for treasury stock of Baht 83 million apart from inappropriate retained earnings.

In addition, the additional issued and fully paid-up share capital as at end of 3Q05 increased subject to an exercise of ESOP totaling 4.18 million shares. The Company presented advanced receipt of Baht 51 million.

A subsidiary recognized a fair value reserved of available-for-sale securities of Baht 20 million as unrealized gain in Shareholder's Equity.

The Group had an unrealized gain from dilution of investment in subsidiary of Baht 158 million incurred in the third quarter of 2005.

Liquidity

For the period of 3Q05, the Group's consolidated net cash flow decreased by Baht 2,085 million principally resulting from net cash inflow from operating activities of Baht 27,324 million. Net cash outflow from investing activities was Baht 11,843 million as a result of network expansion investment. In addition, net cash outflow from financing activities was Baht 17,566 million from:

a) the repayment of long-term debentures and financial lease amounting to Baht 3,096 million
b) total dividend payment of Baht 16,492 million
c) additional short-term loan from bank of Baht 1,500 million
d) cash receipt from additional share in a Subsidiary from minority interest totaling Baht 315 million
e) dividend paid to minority interest by Baht 23 million
f) cash receipt from share capital increased and subscription by Baht 231 million.

Management's Discussion and Analysis: Shin Satellite Public Company Limited

Net Profit was Baht 145 million, increased by 51% from Q3/04

Overview

Shin Satellite Plc's net profit in the Third Quarter of 2005(Q3/05) was Baht 145 million, an increase of 51.0% from Baht 96 million in the same period last year. This was primary due to a 26.9% increase in consolidated sales and service income supported by a 13.9% decrease in selling and administrative expenses (SG&A).

The Company's total shared net income from its associate was Baht 29 million. The Company received a dividend for the first half of 2005 from CS Loxinfo Pcl. of Baht 30 million within this quarter.

Shin Satellite Plc reported net profit for the first nine months of 2005 of Baht 928 million, an increase from Baht 535 million in the same period last year.

Thaicom 4 passed In-orbit test and Thailand's gateway has been officially opened

Business Summary

Transponder leasing and related business

Thaicom 4 (IPSTAR) was launch successfully on August 11, 2005 and completed its in-orbit test in the mid of October. On October 26, 2005, the Company held "IPSTAR Gateway Opening" of its Thailand gateway. Presently, TOT Plc, the National Service Operator of IPSTAR service in Thailand, is testing the operation of Thaicom 4 and Thailand's gateway. The opening of the next 5 gateways in Vietnam, Australia, New Zealand and Myanmar will be held in November 2005. The Company plans to roll-out the remaining gateways for operation in fourteen countries starting in the major markets e.g. Indonesia, Malaysia, China and India.

Awarded Arianespace as the launch service provider of Thaicom 5 satellite

There was an increase in the utilization on Thaicom 1A, 2 and 3 as well as demand for value added service for video use. The Company dedicated 5 Ku band transponders on Thaicom 1A and 2 for IPSTAR service. The Company plans to migrate the customers to Thaicom 4 (IPSTAR). This will increase availability of transponders on the Thaicom fleet for broadcasting, for which the Company foresees a gradual increase in demand, especially for direct-to-home and video service. The Company will also reserve some transponders on our conventional satellites in order to provide IPSTAR services to customers in countries that Thaicom 4 (IPSTAR)'s footprint does not cover.

Regarding the progress of the Thaicom 5 project, the Company has selected Arianespace to launch the satellite. Construction, meanwhile, has kept to the planned schedule.

Injected equity of $2.2 million to Camshin

Telephone Business

Telephone markets in Cambodia and Laos have been growing by 14.3% and 8.2% respectively from last quarter. This growth is dominated by prepaid mobile subscribers. As of the end of Q3/2005, LTC and Camshin have 423,000 and 201,750 subscribers, respectively. In the third quarter of 2005, the Company injected equity of USD 2.2 million into Camshin for the expansion of its GSM network in provincial area of Cambodia.

Consolidated Operating Results

Table 1: Selected financial information on SATTEL

	Amount (MBt)			Change (%)	
	Q3/05	Q3/04	Q2/05	YoY	QoQ
Sales and service income	1,398	1,102	1,624	26.9%	-13.9%
Share of net results from associate	29	43	20	-32.6%	45.0%
Revenue from insurance compensation	-	-	1,083	-	-100%
Cost of sales and services	954	714	1,071	33.6%	-10.9%
SG&A expenses	235	273	262	-13.9%	-10.3%
Impairment cost for asset under concession	-	-	400	-	-100%
EBIT*	209	115	291	81.7%	-28.2%
EBITDA**	620	426	636	45.5%	-2.5%
Net profit	145	96	582	51.0%	-75.1%
EPS (Baht)	0.13	0.11	0.63	18.2%	-79.4%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin.

Sales and Service Income	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Transponder and related	872	691	1,135	26.2%	-23.2%
Telephone	511	393	474	30.0%	7.8%
Internet	15	18	15	-16.7%	0.0%
Total	1,398	1,102	1,624	26.9%	-13.9%

The Company reported consolidated sales and service income for Q3/2005 of Baht 1,398 million, an increase of Baht 296 million or 26.9% compared to Baht 1,102 million for Q3/2004 resulted from an increase in revenue from satellite and related services and the telephone business. However, sales and service income drop by 13.9% from last quarter as a result of a postponement in the sales of IPSTAR User Terminal (UT).

Consolidated sales and service income for 9M/2005 was Baht 4,252 million, up by 14.9% from the same period last year.

Revenue from transponder and related service increased by 26.2% due to an increase in UT sales volume

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q3/2005 was Baht 872 million, an increase of Baht 181 million or 26.2% compared to Baht 691 million for the same period last year and went down by 23.1% from last quarter.

Transponder and Related	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Thaicom	641	643	600	-0.3%	6.8%
IPSTAR	231	48	535	381.3%	-56.8%
Total	872	691	1,135	26.2%	-23.1%

IPSTAR service revenue was Baht 231 million this quarter, an increase of Baht 183 million or 381.3% compared to Baht 48 million in Q3/2004. This was primarily because the Company sold 5,213 UTs in this quarter, compared to 614 UTs in Q3/2004.

The sales of IPSTAR UT have decreased from last quarter since there was a defer in UT sales whereas customers wait for the operation of Thaicom 4 (IPSTAR)after its launch, as a result IPSTAR service revenue drop by 56.8% from last quarter. After the commencement of the Thaicom 4 satellite, the Company expects the UT sales volume will grow exponentially and expects to have revenue from transponder leasing on Thaicom 4 in the forth quarter of 2005.

Revenue from the Thaicom business for Q3/2005 was Baht 641 million, a decrease of Baht 2 million or 0.3%, from Baht 643 million in Q3/2004, while it increased by 6.8% from previous quarter. There is an increase in the use of Thaicom's transponders for broadcasting, for which the Company not only provides the transponder service but also the teleport service i.e. uplink service to the customer.

The Company's key strategy is to provide turnkey solutions, by combining transponder services with various types of value-added service. This differentiation will help the Company to expand its customer base.

Telephone Network Services

Because of the growth of prepaid subscribers, revenue from the telephone network business in Q3/2005 was Baht 511 million, an increase of Baht 118 million, or 30.0%, compared to Baht 393 million in Q3/2004, and an increase of 7.8% from last quarter. As of the end of Q3/2005, LTC and Camshin have 423,000 and 201,750 subscribers respectively, an increase of 8.2% and 14.3% over the last quarter.

Internet Services

Revenue from the Internet business in Q3/2005 was Baht 15 million, down slightly from Baht 18 million in Q3/2004 and unchanged from last quarter.

Cost of Sales and service

The Company reported total costs for Q3/2005 of Baht 954 million, an increase of Baht 240 million or 33.6% compared to Baht 714 million in Q3/2004. This was in line with an increase in revenue from IPSTAR and the telephone business, following an increase in the number of UTs sold and telephone subscribers. However, total cost decreased by 10.9% from the previous quarter due to a drop in the sales of UT.

Costs accounted for 68.2% of sales and service income, rising from 64.8% in Q3/2004.

Cost of Sales and Service	Q3/05	Q3/04	Q2/05	%YoY	%QoQ
Transponder and related	675	483	792	39.8%	-14.8%
Telephone	254	210	262	21.0%	-3.1%
Internet	25	21	17	19.0%	47.1%
Total	954	714	1,071	33.6%	-10.9%

Shorter useful life of Thaicom 3, resulted in a higher amortization of Baht 78 million

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 675 million, an increase of 39.8% from Baht 483 million in Q3/2004. This was attributable to;

- A Baht 131 million increase in the cost of providing IPSTAR service (Q3/2005 = Baht 241 million , Q3/2004 = Baht 110 million), caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume
- A Baht 61 million increase in the cost relating to the Thaicom business (Q3/2005 = Baht 434 million, Q3/2004 = Baht 373 million), as a result of a higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life. The estimated useful life of Thaicom 3 has been reduced to 2.5 years.

Compared to the previous quarter, the cost of providing transponder leasing and related services went down by Baht 117 million or 14.8%. This was substantially due to a decrease in the cost of sales of UTs, in accordance with a lower sales volume offset by an increase in the amortization of the Thaicom 3 satellite.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 254 million, an increase of 21.0% from Baht 210 million for Q3/2004. This was because of an increase in the amortization of telephone network.

Internet Services

Costs associated with the Internet business were Baht 25 million, increased from Baht 21 million in Q3/2004.

SG&A decreased by 13.9% due to a smaller doubtful expense

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 235 million in Q3/2005, a decrease of Baht 38 million, or 13.9% compared to Baht 273 million in Q3/2004. This was due to a lower doubtful expense which the provision for doubtful expense for Thaicom services and other businesses was Baht 62 million in Q3/2004 while it was Baht 7 million in this quarter. This was offset by an increase in marketing expenses because there were expenses relating to the IPSTAR launching ceremony held on August 11, 2005. The Company also has the advertising on many media to promote IPSTAR services.

SG&A decreased by Baht 27 million from the previous quarter due to a decrease in the provision for obsolete stock. This was offset by an increase in aforesaid marketing expenses.

Interest Expense

Interest expense was Baht 33 million, an increase of Baht 1 million, or 3.1%, compared to Baht 32 million in Q3/2004 due to an upward trend in the interest rate. Though, the Company used the PO proceeds as well as dividend received from CSL to repay its short-term debt, interest expense for this quarter increased slightly over the same quarter last year.

Interest expenses associated with the IPSTAR project are still capitalized as assets and will be treated as expenses once the service commences in the fourth quarter of 2005.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a loss of Baht 24 million from foreign exchange in Q3/2005, while it recorded a loss of Baht 6 million in the same period the previous year.

Share of net results from investment – equity method

The share of net results from investment was Baht 29 million, down from Baht 43 million in the same period of 2004. It went up by Baht 9 million from the last quarter. This was due to CSL's fully consolidated operating result from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd (TMC) from 63.25% to 100%, in this quarter.

Additionally, CSL has been developing and launching new products with high quality and also provides a variety of value-added services to match customer's needs. This strategy makes CSL different from its peers.

Income Tax Expense

The Company's income tax expense was Baht 47 million in Q3/2005, up from baht 41 million in Q3/2004.

Financial Position

At the end of Q3/2005, the Company reported total assets of Baht 33,374 million, an increase from the end of 2004 of Baht 5,787 million, or 21.0%. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets.

Table 2: SATTEL's Asset Components

Asset	September 30, 2005		December 31,2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,860	14.6	2,726	9.9
Investment in associates	728	2.2	759	2.8
PP&E Net	24,328	72.9	19,638	71.2
PP&E under the concession agreement, net	2,923	8.8	3,933	14.3

Liquidity

At the end of Q3/2005, the Company had a current ratio of 0.98 times, up from 0.44 at the end of 2004. This was because of an increase in our current assets due to recording the insurance proceeds of Thaicom 3 as accrued income in the balance sheet. Current liabilities decreased because of the use of part of the PO proceeds and dividend received form CSL to repay short-term loans. At the end of Q3/2005, the Company's short-term loans stood at Baht 28 million, a decrease from Baht 1,392 million at the end of 2004.

Investments

The investment in CSL was presented as an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. At the end of Q3/2005, the Company's "investment in associate" was Baht 728 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2005 was Baht 24,328 million, an increase of Baht 4,690 million from Baht 19,638 million at the end of last year. During the first nine months of 2005, the launch insurance premium of Thaicom 4 (IPSTAR) and the last payment of the launch service were paid. This resulted in an increase by Baht 3,622 million in Thaicom 4 (IPSTAR)'s assets under construction (Q3/2005: Baht 18,935, 2004: Baht 15,313 million), as well as an increase in the assets under concession agreements of Camshin of approximately Baht 426 million (Q3/2005: Baht 2,442, 2004: Baht 2,016 million). Additionally, capital expenditure for the Thaicom 5 project of Baht 562 million was recorded.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q3/2005 was Baht 2,923 million, a decrease from Baht 3,933 million at the end of 2004. This was due to the amortization of the three Thaicom satellites of Baht 610 million and the impairment of Thaicom 3 of Baht 400 million.

Short-term debt reduced to Baht 28 million from Bath 1,392 million at the end of 2004

Borrowing and Shareholders' equity

The Company's net borrowing at the end of Q3/2005 was Baht 17,566 million, an increase of Baht 1,255 million from Baht 16,311 million at the end of 2004. Whilst long-term loan increased by Baht 2,919 million as a result of the loan drawdown for Thaicom 4 (IPSTAR) project as well as the Thaicom 5 project. Short term loans went down to Baht 28 million, compared to Baht 1,392 million at the end of last year. This was because the Company applied part of its PO proceeds and dividend received form CSL to repay short-term debt.

Shareholders' equity was Baht 13,297 million at the end of Q3/2005. The Company's paid up capital and premium on shares were Baht 5,454 million and Baht 4,296 million, respectively, following its issuance of 208 million new common shares at Baht 15.3/share in the second quarter of 2005. The Company had retained earnings of Baht 3,095 million, an increase of Baht 928 million from the profit incurred in the first nine months period of 2005.

Net borrowing to equity at the end of Q3/2005 was 1.32 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutes.

Cash flow

The Company's cash flow from operations for 9M/2005 was Baht 767 million. Net cash outflow used for investing activities was Baht 4,301 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. The Company has received dividend from CSL of Baht 93 million and Shin Broadband Internet (Thailand) Co., Ltd (SBI), the shareholder of CSL, applied the proceeds to repay its short-term debt.

The Company had net proceeds from equity injection of Baht 3,167 million, reflecting the net PO proceeds and the exercise of warrants under the Company's ESOP project. The Company applied the PO proceeds to repay its short-term debt and to fund the launch insurance premium of the Thaicom 4 (IPSTAR). In addition, the Company has draw loans from financial institutes to supporting the Thaicom 4 (IPSTAR) project, Thaicom 5 and network expansion in Cambodia. Thus, the Company had net cash inflow from financing activities for 9M/2005 of Baht 4,178 million.

The Company had ending cash at Baht 1,649 million on September 30, 2005, which it considers to be appropriate for working capital and a satisfactory level of liquidity.

Management's Discussion and Analysis: ITV Public Company Limited

9M05 Net profit of Baht 574 million increased by 462.5% when compared to 9M04

Overview

For the first nine-month period of this year, the Company reported a net profit of Baht 574 million, considerably increased from Baht 102 million in the same period last year, or a satisfactory growth of 462.5%. This is primarily due to the higher growth rate of the revenue and the decrease in total expenses resulting from the efficiency of management over costs and expenses control. Earnings per share at the end of September 2005 was Baht 0.48.

There was growth in 9M05 compared to the 9M04, in terms of market share for advertising spending, audience share and public popularity rating for the station as follow :

- The Company's advertising spending share increased from 15.2% to 18.6%.
- The audience share increased from 10.7% to 12.2%.
- Television rating increased particularly during Prime Time (18.00-22.30 hrs) from the average rating of 2.35 to 2.96.

Analysis of Operation Results (Consolidated Financial Statements)

Selected financial information :

Unit : Baht Million

	3Q05	% Change QoQ	% Change YoY	9M05	% Change YoY
Total Revenues	579	(8.4%)	28.7%	1,778	30.9%
Cost of Services	226	(1.0%)	(5.9%)	671	(8.1)
Gross Margin	352	(12.6%)	68.3%	1,107	76.0%
SG&A Expenses	122	25.1%	31.8%	347	6.5%
Concession Fee	58	0%	0%	173	0%
Interest Expenses	4	(1.2%)	(52.7%)	14	(51.2%)
Net Profit (Loss)	168	(30.9%)	236.9%	574	462.5%
EPS (Baht)	0.14	(0.06)	0.10	0.48	0.40

The advertising revenue decreased by 10.6% from last quarter due to seasonal effect but increased 32.3% when compared to 3Q04

Total Revenues

This quarter's total revenue was Baht 579 million, decreased by 8.4% from the previous quarter due to the industry's low season in the third quarter However; this represented a satisfactory growth of 28.7% compared to the same period of last year. The figures also outperformed the industry growth of 7.4%. Total revenues were generated from two major sources, which are :

- **Advertising Income**

  The company received Baht 469 million in revenue from its advertising sales in the third quarter which fell by 10.6% from the second quarter due to low season. However, when compared to 3Q04, total revenue grew by 32.3%.

9M05 revenue increased by 30.9% when compared to 9M04 and outperformed the industry growth of 5.7%

- **Airtime Rental**

The Company's airtime rental revenue in this quarter totaled Baht 108 million, a 1.5% and 13.5% increase from 2Q05 and 3Q04 respectively.

9M05 total revenues was Baht 1,778 million, grew by Baht 419 million or 30.9% from 9M04,and better than the industry growth of 5.7%.

Cost of Services and Selling & Administrative Expenses

- **Costs of Services**

In this quarter, the Company's cost of services was decreased by 1.0% from 2Q05 due to the slight decrease in program promotion cost. Comparing to 3Q04 the company's cost also went down by 5.9% from the decrease of program production cost resulted from the decrease in Thai Drama broadcasting hour.

- **Selling & Administrative Expenses (SG&A)**

The Company's SG&A increased by 25.1% from the previous quarter due to the Baht 10 million increase in promotional expenses, and adjusting transaction of accrued commission for 9M05 amounting to Baht 10 million which increased corresponding to the revenue growth.

Comparing to 3Q04 the company's SG&A increased by 31.8%. This was caused by the increase in advertising sales commission paid to advertising agencies which was consistent with the company sales growth.

Cost of services and SG&A for 9M05 was Baht 1,190 million, decreased by 3.1% from the same period last year.

Interest Expenses

Interest expenses in 3Q05 reduced by 1.2% and 52.7% from 2Q05 and 3Q04 respectively, resulting from a loan repayment which brought down the Company's long-term loan from Baht 773 million in 3Q04 to Baht 407 million in this quarter.

Interest expenses totaled at Baht 14 million in 9M05, dropped by Baht 15 million or 51.2% from 9M04.

9M05 net profit increased by 462.5% from the same period last year

Net Profit

The Company posted Baht 168 million in net profit for this quarter, dropped by 30.9% from last quarter but increased by 236.9% from the same period last year.

The net profit of 9M05 was Baht 574 million which is higher than Baht 472 million of 9M04 or increased 462.5%. This is primarily due to the higher growth rate of the revenue and the decrease in total expenses resulting from the efficiency of management over costs and expenses control.

Analysis of Financial Position (Consolidated Financial Statements)

Assets

As of September 30, 2005, the Company's total assets amounted to Baht 3,271 million, a rise of Baht 296 million, or 10.0% from YE04. Current assets and non-current assets accounted for 33.7% and 66.3% of total assets respectively. Total assets comprises :

	September 30, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Cash and Cash Equivalents	546	16.7%	152	5.1%
Accounts Receivable	342	10.5%	340	11.4%
Other Current Assets	214	6.5%	183	6.1%
Net Assets under Concession	2,157	66.0%	2,288	76.9%
Other Non-current Assets	11	0.3%	11	0.4%

Current Assets

As of September 30, 2005, the Company's current assets were up by Baht 427 million mainly from an increase in both cash and accounts receivable.

Non - Current Assets

The Company's non-current assets declined by Baht 131 million, mainly due to a decline in net amount of concession assets after amortization.

Long-term loan Baht 407 million, decreased by 36.4% from YE04

Liabilities

Total liabilities were Baht 1,041 million, dropped by Baht 286 million, or 21.6% from YE04. The decline resulted from a reduction of long-term loan outstanding caused by an early payments made possible by excess liquidity from profitable operation. Liabilities comprises :

	September 30, 2005		December 31, 2004	
	Amount (Btmn)	% of Total Liabilities	Amount (Btmn)	% of Total Liabilities
Current Portion of Long-Term Loan	76	7.3%	72	5.4%
Concession Payable	393	37.7%	450	33.9%
Other Current Liabilities	241	23.2%	238	17.9%
Long-term Loan - Net	331	31.8%	568	42.8%

The Company's D/E ratio improved from 0.81x at YE04 to 0.47x at the end of September 2005

Shareholders' Equity

As of September 30, 2005, the Company's total shareholders' equity was Baht 2,230 million, an increase of Baht 582 million from YE04. The increase resulted from the net profit of Baht 574 million and the capital injection from the exercise of warrant under the employee stock options plan. The debt to equity ratio improved from 0.81x at YE04 to 0.47x at the end of September 2005.

Liquidity

For 9M05, the Company's net cash flow increased by Baht 275 million from the same period last year as a consequence of :

- Baht 290 million increase in cash inflow resulted from operation resulted from a better operating performance.
- Baht 108 million decline in cash outflow from investment activities caused by a reduction in major investment in program production mainly from a replacement of in-house programs by revenue-and-airtime-sharing programs which producers absorbed all production cost.
- Baht 117 million increase in net cash outflow from financing activities resulted from the smaller amount of loan repayment in 9M05, which was Baht 134 million compared to Baht 234 million in 9M04.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

RECEIVED
2005 NOV 21 P 12:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 September 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2005, and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2005 and 2004 and the related consolidated and company statements of changes in shareholders' equity, and cash flows for the nine-month periods ended 30 September 2005 and 2004 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 18 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 November 2005

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Notes	Consolidated 30 September 2005 Unaudited Baht'000	Consolidated 31 December 2004 Audited Baht'000	Company 30 September 2005 Unaudited Baht'000	Company 31 December 2004 Audited Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,496,950	3,563,016	1,718,444	1,852,172
Current investments	5	277,581	485,343	277,581	275,199
Trade accounts and notes receivable, net	6	2,054,647	1,931,201	8,337	15,339
Current portion of loans and accrued interest receivables, net	7	3,136,108	590,292	-	-
Amounts due from and advances to related parties	14	18,984	10,859	6,328	265
Inventories, net		472,927	363,213	-	-
Current portion of accounts receivable - forward contract, net		253,234	557	-	-
Insurance compensation receivable	9	906,399	-	-	-
Other current assets		912,641	592,205	25,425	42,585
Total current assets		12,529,471	7,536,686	2,036,115	2,185,560
Non-current assets					
Loans and accrued interest receivables, net	7	1,389,515	455,950	-	-
Investments in subsidiaries, associates and joint ventures	8	29,058,765	30,141,262	37,691,309	37,389,405
Other investments		26,250	26,250	26,250	26,250
Long-term loan to another company		26,063	29,174	-	-
Property and equipment, net	9	24,791,473	20,019,468	39,772	48,602
Other assets					
Property and equipment under concession agreements, net	9	4,969,884	6,098,021	-	-
Goodwill, net	9	1,330,686	1,404,376	-	-
Intangible assets, net	9	401,706	356,721	21,833	28,330
Other assets		364,665	295,743	6,324	6,631
Total non-current assets		62,359,007	58,826,965	37,785,488	37,499,218
Total assets		74,888,478	66,363,651	39,821,603	39,684,778

Director ____________________ Director ____________________

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 30 September 2005 and 31 December 2004

	Notes	Consolidated 30 September 2005 Unaudited Baht'000	Consolidated 31 December 2004 Audited Baht'000	Company 30 September 2005 Unaudited Baht'000	Company 31 December 2004 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	10	4,394,018	2,112,100	2,150,000	-
Trade accounts and notes payable		895,451	1,182,802	3,038	1,605
Accounts payable - property and equipment		690,857	453,636	-	-
Amounts due to and loans from related parties	14	2,583	6,434	460	660
Current portion of long-term borrowings	10	2,657,845	2,227,293	743	1,130
Current portion of forward contracts payable, net		167,854	563,674	-	-
Accrued concession fees		585,915	1,024,642	-	-
Accrued income tax		35,853	141,754	-	-
Other current liabilities		1,897,180	818,492	375,634	60,218
Total current liabilities		11,327,556	8,530,827	2,529,875	63,613
Non-current liabilities					
Forward contracts payable, net		48,752	-	-	-
Long-term borrowings, net	10	17,203,270	12,790,386	703	1,601
Long-term debentures, net	10	-	2,680,087	-	2,680,087
Other liabilities		110,498	520,960	-	404,033
Total non-current liabilities		17,362,520	15,991,433	703	3,085,721
Total liabilities		28,690,076	24,522,260	2,530,578	3,149,334
Shareholders' equity					
Share capital	11				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,998,837	2,953,632	2,998,837	2,953,632
Warrants		484,579	607,929	484,579	607,929
Premium on share capital		6,093,473	5,109,279	6,093,473	5,109,279
Unrealised gain on dilution of investments		3,993,931	3,619,812	3,993,931	3,619,812
Unrealised loss from revaluation of investment		(24,147)	(26,802)	(24,147)	(26,802)
Advance receipt for share subscription		1,545	-	1,545	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		23,312,195	23,867,926	23,312,195	23,867,926
Cumulative foreign currency translation adjustment		(69,388)	(96,332)	(69,388)	(96,332)
Total parent's shareholders' equity		37,291,025	36,535,444	37,291,025	36,535,444
Minority interests		8,907,377	5,305,947	-	-
Total shareholders' equity		46,198,402	41,841,391	37,291,025	36,535,444
Total liabilities and shareholders' equity		74,888,478	66,363,651	39,821,603	39,684,778

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		30 September 2005	30 September 2004	30 September 2005	30 September 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	14				
Revenues from sales and services		3,023,620	2,301,271	72,073	73,733
Other income	12	36,215	25,414	15,216	8,112
Share of net results from investments - equity method		1,922,954	2,310,977	1,974,303	2,256,181
Total revenues		4,982,789	4,637,662	2,061,592	2,338,026
Expenses	14				
Cost of sales and services		1,822,636	1,509,870	29,290	28,380
Concession fee		151,348	171,064	-	-
Selling and administrative expenses		733,206	545,283	42,333	59,430
Directors' remuneration		3,927	3,094	2,530	1,859
Total expenses		2,711,117	2,229,311	74,153	89,669
Profit before interest and tax		2,271,672	2,408,351	1,987,439	2,248,357
Interest expense		(81,896)	(86,417)	(10,669)	(45,430)
Income tax		(52,232)	(51,337)	-	-
Profit before minority interests		2,137,544	2,270,597	1,976,770	2,202,927
Share of net result from subsidiaries to minority interests		(160,774)	(67,670)	-	-
Net profit for the period		1,976,770	2,202,927	1,976,770	2,202,927
Basic earnings per share (Baht)	3				
Net profit for the period		0.66	0.75	0.66	0.75
Diluted earnings per share (Baht)	3				
Net profit for the period		0.64	0.72	0.64	0.72

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the nine-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		30 September 2005	30 September 2004	30 September 2005	30 September 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	14				
Revenues from sales and services		9,369,210	7,679,223	214,770	223,356
Revenue from insurance compensation	9	1,082,654	-	-	-
Other income	12	193,726	201,750	44,122	22,526
Share of net results from investments - equity method	8	6,051,631	6,676,799	6,507,572	6,644,558
Total revenues		16,697,221	14,557,772	6,766,464	6,890,440
Expenses	14				
Cost of sales and services		5,758,888	5,018,458	97,037	84,691
Concession fee		472,370	552,917	-	-
Selling and administrative expenses		2,041,520	1,667,445	136,560	161,932
Impairment of property and equipment under concession agreements	9	400,000	-	-	-
Directors' remuneration		12,400	9,654	7,299	5,682
Total expenses		8,685,178	7,248,474	240,896	252,305
Profit before interest and tax		8,012,043	7,309,298	6,525,568	6,638,135
Interest expense		(292,863)	(258,358)	(98,423)	(133,767)
Income tax		(531,503)	(217,290)	-	-
Profit before minority interests		7,187,677	6,833,650	6,427,145	6,504,368
Share of net result from subsidiaries to minority interests		(760,532)	(329,282)	-	-
Net profit for the period		6,427,145	6,504,368	6,427,145	6,504,368
Basic earnings per share (Baht)	3				
Net profit for the period		2.15	2.21	2.15	2.21
Diluted earnings per share (Baht)	3				
Net profit for the period		2.08	2.13	2.08	2.13

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the nine-month periods ended 30 September 2005 and 2004

	Consolidated (Baht'000)										
	Issued and paid up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	5,013,217	37,703,642
Increase in share capital	12,670	-	207,935	-	-	-	-	-	-	-	220,605
Unrealised gain on dilution from investments	-	-	-	294,423	-	-	-	-	-	-	294,423
Unrealised loss from revaluation of investment	-	-	-	-	(4,763)	-	-	-	-	-	(4,763)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(24,182)	-	-	-	-	(24,182)
Net profit for the period	-	-	-	-	-	-	-	6,504,368	-	-	6,504,368
Dividend paid during the period	-	-	-	-	-	-	-	(5,366,566)	-	-	(5,366,566)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	23,029	-	23,029
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	126,060	126,060
As at 30 September 2004	2,951,717	607,941	5,079,833	3,611,584	(23,378)	1,090	500,000	21,672,546	(63,994)	5,139,277	39,476,616
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Increase in share capital	45,205	(123,350)	984,194	-	-	-	-	-	-	-	906,049
Unrealised gain on dilution from investments	-	-	-	374,119	-	-	-	-	-	-	374,119
Unrealised gain from revaluation of investment	-	-	-	-	2,655	-	-	-	-	-	2,655
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,545	-	-	-	-	1,545
Net profit for the period	-	-	-	-	-	-	-	6,427,145	-	-	6,427,145
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(6,982,876)	-	-	(6,982,876)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	26,944	-	26,944
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	3,601,430	3,601,430
As at 30 September 2005	2,998,837	484,579	6,093,473	3,993,931	(24,147)	1,545	500,000	23,312,195	(69,388)	8,907,377	46,198,402

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (continued)

For the nine-month periods ended 30 September 2005 and 2004

	Company (Baht'000)									
	Issued and paid up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	-	32,690,425
Increase in share capital	12,670	-	207,935	-	-	-	-	-	-	-	220,605
Unrealised gain on dilution from investments	-	-	-	294,423	-	-	-	-	-	-	294,423
Unrealised loss from revaluation of investment	-	-	-	-	(4,763)	-	-	-	-	-	(4,763)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(24,182)	-	-	-	-	(24,182)
Net profit for the period	-	-	-	-	-	-	-	6,504,368	-	-	6,504,368
Dividend paid during the period	-	-	-	-	-	-	-	(5,366,566)	-	-	(5,366,566)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	23,029	-	23,029
As at 30 September 2004	2,951,717	607,941	5,079,833	3,611,584	(23,378)	1,090	500,000	21,672,546	(63,994)	-	34,337,339
As at 31 December 2004	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Increase in share capital	45,205	(123,350)	984,194	-	-	-	-	-	-	-	906,049
Unrealised gain on dilution from investments	-	-	-	374,119	-	-	-	-	-	-	374,119
Unrealised gain from revaluation of investment	-	-	-	-	2,655	-	-	-	-	-	2,655
Advance receipt for share subscription increase during the period	-	-	-	-	-	1,545	-	-	-	-	1,545
Net profit for the period	-	-	-	-	-	-	-	6,427,145	-	-	6,427,145
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(6,982,876)	-	-	(6,982,876)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	26,944	-	26,944
As at 30 September 2005	2,998,837	484,579	6,093,473	3,993,931	(24,147)	1,545	500,000	23,312,195	(69,388)	-	37,291,025

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the nine-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		30 September 2005	30 September 2004	30 September 2005	30 September 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	13	(2,563,984)	1,810,533	(431,296)	(44,315)
Cash flows from investing activities					
Acquisition of a joint venture, net of cash acquired		-	(176,788)	(600,000)	(1,250)
Purchases of property and equipment		(4,691,022)	(2,625,907)	(9,048)	(23,650)
Investments in intangible assets		(93,969)	(29,325)	(224)	-
Investments in property and equipment under concession agreements		(48,689)	(54,390)	-	-
(Increase) decrease in current investments		210,417	(212,024)	-	-
(Increase) decrease in loans and advances to related parties		-	-	(6,063)	976
Disposals of a joint venture, net of cash disposed		-	-	-	306,000
Proceeds from disposal of equipment		3,624	2,150	1,999	2,021
Dividends received from subsidiaries and associate		7,169,324	5,408,291	7,206,731	5,590,454
Net cash flows from investing activities		2,549,685	2,312,007	6,593,395	5,874,551
Cash flows from financing activities					
Receipts from short-term loans	10	7,218,487	3,402,122	2,450,000	-
Receipts from long-term loans	10	4,489,605	1,225,479	-	-
Receipts from share capital issued by subsidiaries		3,176,008	1,135,862	-	-
Receipts from share capital increase		906,050	195,332	906,049	195,332
Receipts from advance receipt for share subscription		1,545	1,090	1,545	1,090
Repayments of short-term loans	10	(4,945,458)	(2,991,820)	(300,000)	(6,402)
Repayments of long-term loans	10	(535,882)	(341,869)	(1,285)	-
Repayment of long-term debenture	10	(2,698,100)	-	(2,698,100)	-
Repayment of share capital to subsidiary's minority		(20,812)	-	-	-
Dividends paid		(6,654,036)	(5,135,275)	(6,654,036)	(5,135,275)
Dividends paid to minority interests		-	(106,206)	-	-
Net cash flows from/ (used in) financing activities		937,407	(2,615,285)	(6,295,827)	(4,945,255)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited) (continued)

For the nine-month periods ended 30 September 2005 and 2004

	Consolidated		Company	
	30 September 2005 Baht Million	30 September 2004 Baht Million	30 September 2005 Baht Million	30 September 2004 Baht Million
Net increase (decrease) in cash and cash equivalents	923,108	1,507,255	(133,728)	884,981
Cash and cash equivalents, opening balance	3,563,016	3,579,242	1,852,172	1,401,310
Cash recognised on change of status of subsidiary to associate	-	(1,469,858)	-	-
Effects of exchange rate changes	10,826	220	-	-
Cash and cash equivalents, closing balance	4,496,950	3,616,859	1,718,444	2,286,291

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the nine-month periods ended 30 September are as follows:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest paid	909.81	255.67	502.31	0.14
Income tax paid	629.26	342.05	-	-
Non-cash transactions				
Purchase of property and equipment and intangible assets by liabilities	615.13	255.69	0.33	0.54
Property and equipment under finance leases	41.00	1.68	-	0.64
Convesion of accounts payable - purchase of property and equipment to long-term loans	137.04	-	-	-
Purchase of programming rights and production costs by liabilities	3.13	-	-	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 10 to 35 are an integral part of these interim consolidated and company financial statements.

1 General information

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547 and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange. The notes to the interim financial statements are prepared in a condensed format in accordance with Thai Accounting Standard 41, "Interim Financial Reporting", and additional notes are presented as required by the Securities and Exchange Commission Act B.E. 2535.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the annual financial statements for the period ended 31 December 2004.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 11 November 2005.

2 Segment information

Financial information by business segments:

	For the three-month period ended 30 September 2005 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	894.61	511.41	39.85	35.13	993.91	324.52	239.73	72.07	(87.61)	3,023.62
Share of net results from investments - equity method	-	1,891.16	7.65	-	24.14	-	-	-	-	1,922.95
Total revenues	894.61	2,402.57	47.50	35.13	1,018.05	324.52	239.73	72.07	(87.61)	4,946.57
Segment result	33.84	2,067.82	(22.00)	8.36	187.87	(8.85)	(26.12)	(2.08)	6.50	2,245.34
Operating profit										2,245.34

	For the nine-month period ended 30 September 2005 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,835.73	1,442.85	110.44	104.86	3,432.34	892.81	596.74	214.77	(261.33)	9,369.21
Revenue from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	5,980.43	10.37	-	60.83	-	-	-	-	6,051.63
Total revenues	3,918.38	7,423.28	120.81	104.86	3,493.17	892.81	596.74	214.77	(261.33)	16,503.49
Segment result	951.67	6,441.28	(63.63)	18.96	658.08	(61.56)	(115.33)	(26.13)	14.97	7,818.31
Operating profit										7,818.31

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Segment information (continued)

For the three-month period ended 30 September 2004 (Baht Million)	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	710.04	392.78	30.06	45.37	907.33	194.74	20.77	73.74	(73.56)	2,301.27
Share of net results from investments - equity method	-	2,261.29	42.12	-	7.57	-	-	-	-	2,310.98
Total revenues	710.04	2,654.07	72.18	45.37	914.90	194.74	20.77	73.74	(73.56)	4,612.25
Segment result	14.42	2,364.93	13.92	11.10	68.87	(40.87)	(35.07)	(15.94)	10.34	2,391.70
Operating profit										2,391.70

For the nine-month period ended 30 September 2004 (Baht Million)	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,211.24	1,103.24	442.11	116.18	3,349.08	416.37	21.02	223.36	(203.38)	7,679.22
Share of net results from investments - equity method	-	6,590.21	71.80	-	14.79	-	-	-	-	6,676.80
Total revenues	2,211.24	7,693.45	513.91	116.18	3,363.87	416.37	21.02	223.36	(203.38)	14,356.02
Segment result	244.71	6,911.74	60.56	19.43	80.76	(106.60)	(57.91)	(28.95)	17.48	7,141.22
Operating profit										7,141.22

3 Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2005.

The basic earnings per share and the diluted earnings per share are as follows:

For the three-month periods ended 30 September (Consolidated and Company)	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	1,976,770	2,202,927	2,998,816	2,950,303	0.66	0.75
The effect of dilutive potential shares	-	-	91,752	106,585	(0.02)	(0.03)
Diluted earnings per share	1,976,770	2,202,927	3,090,568	3,056,888	0.64	0.72

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Earnings per share (continued)

	For the nine-month periods ended 30 September (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	6,427,145	6,504,368	2,987,728	2,947,750	2.15	2.21
The effect of dilutive potential shares	-	-	95,511	105,659	(0.07)	(0.08)
Diluted earnings per share	6,427,145	6,504,368	3,083,239	3,053,409	2.08	2.13

4 Dividends

At the Annual Ordinary Shareholders' Meeting on 31 March 2005, the shareholders approved the declaration of the annual dividend for the year 2004 at Baht 1.08 per share, totalling Baht 3,234.51 million. The interim dividend was paid to the shareholders in April 2005.

At the Board of Directors' meeting on 11 August 2005, the Board approved the declaration of an interim dividend for the first half of the year 2005 at Baht 1.25 each, totalling Baht 3,748.37 million. The interim dividend was paid to the shareholders in September 2005.

5 Current investments

As at 31 December 2004, a fixed deposit of a subsidiary of Baht 209.88 million was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (As at 30 September 2005 : nil).

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable				
- Third parties	1,733.85	1,600.90	0.91	0.91
- Related parties (Note 14 e)	469.11	478.07	4.04	11.39
Accrued income				
- Third parties	301.50	265.51	-	-
- Related parties (Note 14 e)	18.38	14.32	4.30	3.95
Total trade accounts and notes receivable	2,522.84	2,358.80	9.25	16.25
Less Allowance for doubtful accounts	(468.19)	(427.60)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,054.65	1,931.20	8.34	15.34

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Current - 3 months	710.79	680.50	-	-
Overdue 3 - 6 months	162.31	203.33	-	-
Overdue 6 - 12 months	201.89	178.48	-	-
Overdue over 12 months	658.86	538.59	0.91	0.91
Total	1,733.85	1,600.90	0.91	0.91
Less Allowance for doubtful accounts - third parties	(468.19)	(426.96)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,265.66	1,173.94	-	-

7 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	30 September 2005 Baht Million	31 December 2004 Baht Million
Up to 90 days	4,607.82	1,093.90
Over 90 days	144.07	0.11
Total loans and accrued interest receivables	4,751.89	1,094.01
Less Allowance for doubtful accounts	(226.27)	(47.77)
Loans and accrued interest receivables, net	4,525.62	1,046.24

8 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2005 and 31 December 2004 comprise:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Investments in subsidiaries	-	-	8,138.71	7,197.49
Investments in associates	29,058.76	30,141.26	28,600.70	29,661.85
Investments in joint ventures	-	-	951.90	530.06
Total investments in subsidiaries, associates and joint ventures	29,058.76	30,141.26	37,691.31	37,389.40

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investments in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2005 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value	30,141.26	37,389.40
Increased investment in a joint venture	-	600.00
Share of net results from investments	6,051.63	6,507.57
Dividends received from subsidiaries and associates	(7,169.32)	(7,206.73)
Unrealised gain on dilution from investments in subsidiaries and an associate	35.19	374.12
Foreign currency translation adjustment	-	26.95
Closing net book value	29,058.76	37,691.31

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing television transponder and Internet services via satellite	Thailand	Baht
Joint ventures			
Thai AirAsia Company Limited and its subsidiary	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited and its Group	Consumer finance provider	Thailand	Baht

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 September 2005 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,949.36	42.85	8,807.46	19,765.94	28,573.40	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,183.74)	485.36	92.53
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	18,552.20	29,058.76	7,169.32

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 September 2005 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investment valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	1,807.93	5,420.91	-
ITV Public Company Limited	6,031.76	52.94	3,297.26	(907.95)	2,389.31	-
AD Venture Company Limited	550.00	90.91	500.00	(424.48)	75.52	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	77.11	87.11	-
SC Matchbox Company Limited	9.00	99.96	71.97	118.44	190.41	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	646.50	8,138.71	129.94
Associate						
Advanced Info Service Public Company Limited	2,949.36	42.85	8,807.46	19,793.24	28,600.70	7,076.79
Total investment in an associate			8,807.46	19,793.24	28,600.70	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(135.98)	65.25	-
Capital OK Company Limited	2,000.00	60.00	1,200.00	(313.35)	886.65	-
Total investments in joint ventures			1,401.23	(449.33)	951.90	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2005 were as follows:

Shin Satellite Public Company Limited ("SATTEL")

<u>The increase in issued and paid-up capital of SATTEL</u>

The issued and paid-up capital of SATTEL increased from Baht 5,435.52 million to Baht 5,453.79 million following the exercise of 1.79 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 41.47% to 41.34%. The gain on dilution amounting to Baht 0.86 million has been recognised as shareholders' equity in the balance sheet.

<u>The increase in issued and paid-up capital of Combodia Shinawatra Company Limited ("CAM")</u>

At the Board of Directors' meeting of CAM on 29 July 2005, the resolution was passed to approve an increase in share capital and a call for paid-up share capital from shareholders by issuing 2,200,000 shares at a par of USD 1 each, totalling USD 2.2 million. The resolution was approved as a consequent of a resolution from the Board of Directors' meeting of Shenington Investment Pte Ltd. on 28 July 2005. Shenington Investment Pte Ltd., which holds all share capital of CAM, paid the aforesaid share capital on 15 August 2005 and 26 August 2005.

<u>Establishment of subsidiary</u>

At the Board of Directors' meeting of SATTEL on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Limited in Singapore. The toal authorized number of oridnary shares will be 20,000 shares with a par value of SGD 1 each and all equity will be held by SATTEL.

On 1 August 2005, SATTEL registered an incorporation of IPSTAR International Pte Limited.

As at 30 September 2005, IPSTAR International Pte Limited had not issued shares and had not commenced its business operations.

<u>Dividend payment of CS Loxinfo Public Company Limited ("CSL")</u>

On 8 August 2005, the Board of Directors' meeting of CSL (associate of SATTEL) passed a resolution to approve the interim dividend payment of Baht 0.12 per share totaling Baht 75 million. SATTEL received dividend from CSL amounting to Baht 30.01 million in September 2005.

ITV Public Company Limited ("ITV")

The issued and paid-up capital of ITV increased from Baht 6,028.81 million to Baht 6,031.76 million following the exercise of 0.59 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 52.96% to 52.94%. The gain on dilution amounting to Baht 0.17 million has been recognised as shareholders' equity in the balance sheet.

AD Venture Company Limited Group ("ADV")

In June 2005, shareholders' joint ventures of ADV, a resolution was passed to reduce the authorised share capitals are as follows

	Former authorised share capital		New authorised share capital		
Company	Number of shares (Shares)	Par value (Baht)	Number of shares (Shares)	Par value (Baht)	Registered date
ARC Cyber Company Limited	63,000,000	5.00	58,540,000	5.00	3 October 2005
AT Cyber Company Limited	6,000,001	10.00	6,000,001	6.42	4 October 2005
AAA Commerce Company Limited	375,000	10.00	375,000	5.47	3 October 2005
ABLE ON Dot Com Company Limited	250,000	10.00	250,000	7.60	3 October 2005

8 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2005 was as follows: (continued)

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,947.66 million to Baht 2,949.36 million in order to support the exercise of 1.66 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 42.87% to 42.85%. The gain on dilution amounting to Baht 13.78 million has been recognised under shareholders' equity in the balance sheet.

At the Board of Directors' meeting of ADVANC on 10 August 2005, the Board approved the declaration of an interim dividend at Baht 3.00 each, totalling Baht 8,838.51 million. The Company received this dividend amounting to Baht 3,791.14 million in September 2005.

Capital OK Company Limited ("OK")

In September 2005, OK, a joint venture of the Company increased its issued and paid-up capital from Baht 1,500 million to Baht 2,000 million. The Company paid its 60% portion in the amount of Baht 300 million.

9 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the nine-month period ended 30 September 2005				
Opening net book value	20,019.47	6,098.02	1,404.37	356.72
Additions	5,117.87	48.69	-	99.72
Disposals, net	(4.11)	-	-	-
Transfer, net	95.80	-	-	(26.02)
Write-offs, net	(12.63)	(0.38)	-	(0.51)
Depreciation/amortisation charge	(539.09)	(776.45)	(73.68)	(38.53)
Impairment loss	-	(400.00)	-	-
Foreign currency translation adjustment	114.16	-	-	10.33
Closing net book value	24,791.47	4,969.88	1,330.69	401.71
As at 30 September 2005				
Cost	27,231.44	11,442.67	1,800.53	1,006.02
Less Accumulated depreciation/ amortisation	(2,421.90)	(6,072.79)	(469.84)	(604.31)
Less Allowance for impairment	(18.07)	(400.00)	-	-
Net book value	24,791.47	4,969.88	1,330.69	401.71

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transactions during the nine-month period ended 30 September 2005		
Opening net book value	48.60	28.33
Additions	8.82	0.22
Disposals, net	(0.05)	-
Transfer, net	(2.15)	2.15
Write-offs, net	(2.02)	-
Depreciation/amortisation charge	(13.43)	(8.87)
Closing net book value	39.77	21.83
As at 30 September 2005		
Cost	119.69	72.17
Less Accumulated depreciation/amortisation	(79.92)	(50.34)
Net book value	39.77	21.83

Borrowing costs for the nine-month period ended 30 September 2005 of Baht 564 million (For the nine-month period ended 30 September 2004: Baht 317 million), arising from the financing specifically entered into for assets under construction, were capitalised in assets under construction during the period.

As at 30 September 2005, property and equipment included a project in progress of Baht 18,935 million (As at 31 December 2004: Baht 15,313 million) relating to the iPSTAR-1 project. On 14 October 2005, SATTEL accepted the In - Orbit Acceptance test of iPSTAR-1 from Space Systems/Loral, Inc, which is the final process of the satellite construction, and had its satellite control station installed. On 21 October 2005,the satellite, satellite control station and other equipments passed the test operating process of the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement. As at 30 September 2005. Property and equipment included a project in progress of Baht 562 million (31 December 2004: nil) relating to the Thaicom 5 project.

As at 30 September 2005, property and equipment included a project in progress of Baht 562 million (As at 31 December 2004: nil) relating to the Thaicom 5 project.

As at 30 September 2005, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,442 million (As at 31 December 2004: Baht 2,016 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to SATTEL in order for SATTEL to proceed in accordance with the concession agreement, that SATTEL to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

SATTEL has proceeded in accordance with the MICT's conditions as discussed above. As a result, on 30 June 2005, SATTEL entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, SATTEL has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million) following the allocated compensation relating to the new construction in these interim financial statements as other income in the statement of income. Similarly SATTEL has recognized insurance compensation receivable in the balance sheet.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from about 5 years 11 months to 2 years 6 months. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. SATTEL applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. SATTEL has recognised this impairment loss as expenses in the statement of income in interim financial statements during second quarter of 2005. In addition, the Company recorded the decrease in the investment in a subsidiary and share of net results from investments - equity method of Baht 165.88 million in the Company's interim financial statements.

Commitments

The Group's capital expenditure contracted as at 30 September 2005 and 31 December 2004 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	30 September 2005 Million	31 December 2004 Million
Related to iPSTAR project	USD	24.20	50.13
	Norwegian Kroner	1.90	4.56
	Australian Dollar	1.15	0.25
Related to Thaicom 5 project	USD	89.00	-
Related to GSM 1800 Network	USD	12.08	18.46

10 Borrowings

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Current	7,051.86	4,339.39	2,150.75	1.13
Non-current	17,203.27	15,470.48	0.70	2,681.69
Total borrowings	24,255.13	19,809.87	2,151.45	2,682.82

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Borrowings (continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2005		
Opening balance	19,809.87	2,682.82
Additions	11,886.04	2,450.00
Repayments	(8,179.44)	(2,999.38)
Amortisation of discount/deferred debt issuance costs	21.54	18.01
Unrealized loss from exchange rate	652.36	-
Foreign currency translation adjustment	64.76	-
Closing balance	24,255.13	2,151.45

As at 30 September 2005, the Company has unsecured promissory notes with a bank in the amount of Baht 2,150 million with interest at rates from 2.20% to 3.45% per annum.

In May 2005, SATTEL received approval from lenders to the iPSTAR project to extend the repayment period of principal and interest of USD 389.3 million and to change the frequency of repayments from semi-annually to monthly. The monthly repayments of loan principals and interest that are secured by the Export-Import Bank of the United States and Compagnie Francise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

SATTEL entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 11 October 2005 amounting to USD 33.88 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. SATTEL must comply with the conditions in the aforesaid credit agreements with regard to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The principal and interest will be paid every six-month. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

11 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the nine-month period ended 30 September 2005				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	-	45.21	45.21	984.19	1,029.40
Closing balance	5,000.00	2,998.84	2,998.84	6,093.47	9,092.31

During the nine-month period ended 30 September 2005, the Company registered issued and paid-up share capital in respect of 4.57 million units of warrants issued to directors and employees (ESOP) for 4.63 million ordinary shares, and 40.58 million units of warrants issued to the public (Shin-W1) for 40.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,953.63 million to Baht 2,998.84 million and share premium increased from Baht 5,109.28 million to Baht 6,093.47 million.

11 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows:

	For the nine-month period ended 30 September 2005 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	10,340.00	(1,060.30)	-	9,279.70
- Employees	3,823.50	(1,670.60)	-	2,152.90
Total	14,163.50	(2,730.90)	-	11,432.60
ESOP - Grant II				
- Directors	11,002.50	(155.40)	-	10,847.10
- Employees	5,309.00	(1,667.50)	-	3,641.50
Total	16,311.50	(1,822.90)	-	14,488.60
ESOP - Grant III				
- Directors	9,290.60	-	-	9,290.60
- Employees	4,369.60	(17.60)	-	4,352.00
Total	13,660.20	(17.60)	-	13,642.60
ESOP - Grant IV				
- Directors	-	-	9,356.10	9,356.10
- Employees	-	-	6,643.90	6,643.90
Total	-	-	16,000.00	16,000.00
SHIN - W1	199,995.94	(40,579.50)	-	159,416.44
Total	244,131.14	(45,150.90)	16,000.00	214,980.24

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered four grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offered price and their terms do not exceed 5 years. The exercise ratio and price are detailed belows:

	Issued date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	41.214	31 May 2006	30 May 2010

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issue date.

At the Board of Directors' Meeting on 11 August 2005, the Board approved the declaration of an interim dividend for the first half of 2005, for which the amount paid was greater than 50% of net profit after tax. Consequently, this affected the exercise ratios and exercise prices. Therefore, the Company changed the exercise ratios and exercise prices of warrants for Grant I, II and III as detailed below. The new exercise prices and exercise ratios were effective from 23 August 2005 onwards.

	Exercise Ratio (Unit/ share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1.01327	1 : 1.02671	17.567	17.337
ESOP - Grant II	1 : 1.01327	1 : 1.02671	13.491	13.314
ESOP - Grant III	1 : 1.01327	1 : 1.02671	35.933	35.463
ESOP - Grant IV	1:1	1 : 1.01326	41.760	41.214

11 Share capital, premium and warrants (continued)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

12 Other income

Other income for the three-month periods ended 30 September comprises:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest income	23.12	7.10	10.45	7.83
Others	13.10	18.31	4.77	0.28
Total other income	36.22	25.41	15.22	8.11

Other income for the nine-month periods ended 30 September comprises:

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Interest income	60.10	28.43	36.70	20.93
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	36.60	141.00	-	-
Gain on exchange rates	71.06	-	-	0.06
Others	25.97	32.32	7.42	1.54
Total other income	193.73	201.75	44.12	22.53

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September is as follows:

		Consolidated		Company	
	Notes	2005 Baht'000	2004 Baht'000	2005 Baht'000	2004 Baht'000
Net cash flows from operating activities					
Net profit for the period		6,427,145	6,504,368	6,427,145	6,504,368
Adjustments for:					
Depreciation charges	9	539,093	460,415	13,431	14,771
Amortisation charges	9	888,660	863,856	8,875	8,832
Allowance for impairment of property and equipment under concession agreements	9	400,000	-	-	-
Share of net results of investments in subsidiaries, associates and joint ventures	8	(6,051,631)	(6,676,799)	(6,507,572)	(6,644,558)
Unrealised (gain)/loss on exchange rates		19,376	(171,335)	-	110
Realised (gain)/loss on exchange rates		36,620	145,587	-	(166)
Allowance for doubtful accounts		280,070	60,503	-	-
Share of net results of subsidiaries to minority interests		760,532	329,282	-	-
Others		(5,082)	10,569	18,158	9,203
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(164,042)	(1,765)	7,002	6,619
- loans and accrued interest receivables		(3,726,448)	(405,790)	-	-
- inventories		(151,835)	(14,901)	-	-
- insurance compensation receivable	9	(914,329)	-	-	-
- other current assets		(322,028)	(161,685)	17,160	(6,857)
- other assets		(68,922)	(118,037)	307	80
- trade accounts and notes payable		(82,169)	331,973	1,433	(1,775)
- accrued concession		(438,726)	202,575	-	-
- accrued income tax		(105,901)	(73,174)	-	-
- other current liabilities		526,095	419,471	(13,202)	(55,066)
- long-term interest		(404,033)	120,124	(404,033)	120,124
- other liabilities		(6,429)	(14,704)	-	-
Net cash flows from/(used in) operating activities		(2,563,984)	1,810,533	(431,296)	(44,315)

14 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 30 September as follows:

a) Sales of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	20.26	19.94
Associates				
Consulting and management services	50.79	55.88	51.37	53.46
Computer services income	26.11	20.14	-	-
Advertising income	163.68	151.17	-	-
(Gross 2005: Baht 389.93 million 2004: Baht 437.42 million)				
Rental income	20.91	23.98	-	-
Dividend income	3,821.15	2,754.49	3,791.14	2,716.98
	4,082.64	3,005.66	3,842.51	2,770.44
Joint ventures				
Consulting and management services	0.16	0.53	0.38	0.23
Computer services income	0.28	-	-	-
Advertising income	6.05	5.42	-	-
Rental income	0.63	5.53	-	-
	7.12	11.48	0.38	0.23
Related parties				
Computer services income and others	3.15	1.87	0.11	0.10

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2005 Baht Million	2004 Baht Million	2005 Baht Million	2004 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	0.79	1.03
Advertising expenses and others	-	-	3.30	9.83
	-	-	4.09	10.86
Associates				
Rental and other expenses	8.89	11.58	0.31	0.39
Joint ventures				
Advertising and other expenses	-	4.07	-	0.44
Related parties				
Rental and other expenses	39.42	38.78	5.69	6.08
Payment for work-in-progress	-	14.65	-	-
	39.42	53.43	5.69	6.08
Dividend paid				
Major shareholders	1,859.67	1,368.72	1,859.67	1,368.72
Directors	2.18	1.28	2.18	1.28
	1,861.85	1,370.00	1,861.85	1,370.00

14 Related party transactions (continued)

The Group had transactions with related parties for the nine-month periods ended 30 September as follows:

c) Sales of goods and services

	Consolidated		Company	
	2005 Baht Million	**2004 Baht Million**	**2005 Baht Million**	**2004 Baht Million**
Service income				
Subsidiaries				
Consulting and management services	-	-	63.23	58.39
Dividend received	-	-	129.94	219.68
	-	-	193.17	278.07
Sales of investment in a joint venture	-	-	-	306.00
Associates				
Consulting and management services	153.94	169.09	151.58	164.38
Computer services income	71.75	80.84	-	-
Advertising income (Gross 2005: Baht 1,456.26 million 2004: Baht 1,852.84 million)	485.52	583.36	-	-
Rental income	63.21	57.80	-	-
Dividend income	7,169.32	5,408.29	7,076.79	5,370.78
	7,943.74	6,299.38	7,228.37	5,535.16
Joint ventures				
Consulting and management services	0.45	1.55	1.04	0.27
Computer services income	0.75	-	-	-
Advertising income	31.30	6.38	-	-
Rental income	2.09	8.64	-	-
	34.59	16.57	1.04	0.27
Related parties				
Computer services income and others	9.97	5.30	0.33	0.28

14 **Related party transactions** (continued)

d) **Purchase of goods and services**

	Consolidated		Company	
	2005 Baht Million	**2004 Baht Million**	**2005 Baht Million**	**2004 Baht Million**
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	2.78	4.16
Advertising expenses and others	-	-	15.95	32.91
	-	-	18.73	37.07
Associates				
Rental and other expenses	31.94	46.14	1.01	1.05
Joint ventures				
Advertising and other expenses	0.33	4.14	0.40	0.72
Related parties				
Rental and other expenses	120.10	114.10	17.15	18.04
Payment for work-in-progress	-	45.76	-	-
	120.10	159.86	17.15	18.04
Dividend paid				
Major shareholders	3,466.43	2,707.69	3,466.43	2,707.69
Directors	3.63	3.20	3.63	3.20
	3,470.06	2,710.89	3,470.06	2,710.89

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	4.04	10.97
Associates	448.76	453.62	-	0.42
Joint ventures	20.05	16.24	-	-
Related parties	0.30	8.21	-	-
Total trade accounts and notes receivable - related parties	469.11	478.07	4.04	11.39
Accrued income - related parties				
Subsidiaries	-	-	1.83	2.23
Associates	18.07	10.04	2.20	1.54
Joint ventures	0.03	4.28	0.27	0.18
Related parties	0.28	-	-	-
Total accrued income - related parties	18.38	14.32	4.30	3.95
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	0.12	-
Associates	46.60	59.29	0.08	-
Joint ventures	12.05	7.61	1.57	0.13
Total trade accounts and notes payable - related parties	58.65	66.90	1.77	0.13

f) Amounts due from and advances to related parties

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.02	0.04
Associates	10.11	5.84	6.29	0.21
Joint ventures	8.86	5.01	-	0.01
Related parties	0.01	0.01	0.02	-
Total amounts due from and advances to related parties	18.98	10.86	6.33	0.26

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Related party transactions (continued)

g) Amounts due to and loans from related parties

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.46	0.66
Associates	2.58	2.87	-	-
Related parties	-	3.56	-	-
Total amounts due to and loans from related parties	2.58	6.43	0.46	0.66

h) Other assets

	Consolidated		Company	
	30 September 2005 Baht Million	31 December 2004 Baht Million	30 September 2005 Baht Million	31 December 2004 Baht Million
Customer deposits				
Related parties	34.26	31.89	5.38	5.68
Total other assets	34.26	31.89	5.38	5.68

i) Warrants granted to directors (Note 11)

j) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 30 September 2005 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.3)	0.2
Grant III	2004	0.6	(0.2)	0.4
Total		4.4	(3.8)	0.6

Starting from Grant IV, Special Reward Program has changed the right to receive ESOP of the Company instead, as disclosed in Note 11.

14 Related party transactions (continued)

k) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 30 September 2005, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary of Baht 806.60 million (As at 31 December 2004: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements at approximately Baht 20.45 million per month (As at 31 December 2004: Baht 20.80 million per month).

15 Contingencies and commitments

Bank commitments

As at 30 September 2005, the Group had commitments with banks in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 203.52 million, USD 40.83 million and AUD 0.03 million (As at 31 December 2004: Baht 266.71 million and USD 39 million) on a consolidated basis and as at 31 December 2004 in the amount of Baht 73.17 million (As at 30 September 2005 : nil) on a Company basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss, and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Assessment for withholding tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL has deposited an aggregated amount of Rupee 183 million (approximately Baht 161 million) for these tax assessments including deposit for the assessment year 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Contingencies and commitments (continued)

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 63 million) with the Tax Authority in respect of the non-resident issue. To date, the Tax Authority has not commenced the income tax investigation as a result of the refund application.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 319 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A).

- **Tax assessment for the assessment year 2002/03**

The Tax Authority had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 2 million) on 30 October 2004, in respect of the withholding tax paid by the Indian resident customers during such assessment years. No action has been taken by the Tax Authority with respect to the application for an additional refund.

On 16 March 2005, the Tax Authority made an assessment for the assessment year in the amount of Rupee 106 million (approximately Baht 104 million). SATTEL had deposited Rupee 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT (A).

- **Tax assessment for the assessment year 2003/04**

The Tax Authority had refunded an amount of Rupee 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. To date, the Tax Authority has not commenced the tax assessment for the assessment year 2003/04.

The tax consultant in India retained by SATTEL has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of SATTEL at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 *Contingencies and commitments* *(continued)*

Report on the award of the arbitration panel relating to the Agreement for the Operation of ITV's *Television Station*

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office ("PMO") pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which are summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during primetime (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the nine-month period ended 30 September 2005 and changed its television program schedules from 1 April 2004 according to the arbitration panel's ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at the Trial Court and Supreme Court level in April 2004 in order to revoke the awards made by the arbitration panel. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels themselves. Courts would have to submit this dispute to the formal arbitration panel to settle the causes of the dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV, since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the PMO. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded the accrued concession according to the original concession agreement, the effect on the consolidated financial statements for the nine-month period ended 30 September 2005 would be an increase in total liabilities of Baht 1,297.50 million, decrease in the consolidated and company's retained earnings of Baht 686.77 million, decrease in minority interest of Baht 610.73 million, decrease in the closing balance of investment in a subsidiary in the Company's financial statements of Baht 686.77 million and decrease in the consolidated and company's net profit for the three-month and nine-month periods then ended of Baht 101.89 million and Baht 305.67 million, respectively.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for six aircrafts amounting to approximately USD 11.56 million (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 32.28 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

16 Financial instruments

A joint venture has entered into a fuel price swap agreement through the parent company of its venturer. This fuel price swap agreement enables the joint venture to manage exposure to fluctuations in fuel prices. The difference in the amount to be paid or received from the fuel price swap agreement is recorded as part of the cost of services throughout the six-month period of usage. Gain/loss from the fuel price swap agreement is allocated to the joint venture based on the quantity of fuel consumed by the joint venture.

17 *Subsequent events*

a) Increase in share capital of the Group

At the end of September and October 2005, certain warrants issued to directors and employees (ESOP) of the Company and ADVANC were exercised and these share issues were registered as increased share capital with the Ministry of Commerce in September and October 2005, as detailed below:

Company	Units of exercise (Million)	Share capital increase (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
		from	*to*	*from*	*to*	*from*	*to*
SHIN	0.46	2,998.84	2,999.30	6,093.47	6,100.11	-	-
ADVANC	0.28	2,949.36	2,950.42	20,656.62	20,720.17	42.85	42.83

b) Increase in share capital in subsidiary of SATTEL

At the Executive Committees' meeting on 28 October 2005, a resolution was passed to approve an increase in investment in IPSTAR New Zealand Company Limited of ISPTAR Company Limited for NZD 2,000,000 by increasing the registered share capital of IPSTAR New Zealand Company Limited from NZD 500,000 to NZD 2,500,000.

c) Strategic partners of ITV

Regarding the Extraordinary General Meeting of Shareholders of ITV on 19 January 2004; which approved the allocation of the newly issued share capital as a private placement to two strategic partners, Kantana Group Public Company Limited and Mr. Tripop Limpapath amounting to 300 million shares, as at 31 October 2005, ITV and its strategic partners could not reach an agreement over the share offering. However, the two strategic partners are still TV producers for ITV.